Exhibit 99.4

PLEASE BE SURE TO SIGN AND DATE THIS PROXY CARD AND MARK ON THE REVERSE SIDE Copyright © 2025 BetaNXT, Inc. or its affiliates. All Rights Reserved For Shareholders of record as of June 13, 2025 Thursday, July 17, 2025 9:30 a.m., Local Time 15F, Tower A, Yingdu Building, Zhichun Road, Haidian District, Beijing, People's Republic of China YOUR VOTE IS IMPORTANT! PLEASE VOTE BY: 12:00 p.m. (New York time) on July 11, 2025 Jianzhi Education Technology Group Company Limited Instructions to The Bank of New York Mellon, as Depositary (Must be received prior to 12:00 p.m. (New York time) on July 11, 2025) The undersigned holder of American Depositary Shares (“ADSs”) representing ordinary shares (the “Shares”) of Jianzhi Education Technology Group Company Limited (the “Company”) hereby requests and instructs The Bank of New York Mellon, as Depositary, to endeavor, in so for practicable, to vote or cause to be voted the amount of Shares or other deposited securities represented by such ADSs registered in the name of the undersigned on the books of the Depositary as of the close of business on June 13, 2025 at the Extraordinary General Meeting of Shareholders of the Company to be held on at 9:30 a.m., Beijing Time, on Thursday, July 17, 2025 at 15F, Tower A, Yingdu Building, Zhichun Road, Haidian District, Beijing, People’s Republic of China (and at any adjournment thereof), in respect of the resolutions specified on the reverse side. NOTE: 1. Please direct the Depositary how it is to vote by marking X in the appropriate box opposite the resolution. It is understood that the Depositary will not vote or attempt to exercise the right to vote attached to the ADSs other than in accordance with the instructions set forth in this form. Jianzhi Education Technology Group Company Limited Extraordinary General Meeting of Shareholders BNY: PO BOX 505006, Louisville, KY 40233 - 5006 Mail: • Mark, sign and date your Proxy Card • Fold and return your Proxy Card in the postage - paid envelope provided Your vote matters! Have your ballot ready and please use one of the methods below for easy voting : Your control number Have the 12 digit control number located in the box above available when you access the website and follow the instructions.

Jianzhi Education Technology Group Company Extraordinary General Meeting Please make your marks like this: YOUR VOTE PROPOSAL AGAINST ABSTAIN FOR 1. Resolved as an ordinary resolution, that the authorized share capital of the Company be amended with immediate effect by: a) re - designating and re - classifying 400,000,000 authorized ordinary shares of par value of US$0.0001 each (including all of the existing issued ordinary shares) in the Company as 400,000,000 class A ordinary shares of par value US$0.0001 each (the " Class A Ordinary Shares "), where the rights of the existing ordinary shares shall be the same as the Class A Ordinary Shares; and b) cancelling 100,000,000 authorized but unissued ordinary shares in the Company and creating a new class of shares comprising of 100,000,000 class B ordinary shares (the " Class B Ordinary Shares "), which will be entitled to fifty (50) votes per share, such that the authorized share capital of the Company shall become US$50,000 divided into (a) 400,000,000 class A ordinary shares of a par value of US$0.0001 each and (b) 100,000,000 class B ordinary shares of a par value of US$0.0001 each (collectively, the " Share Capital Reorganization ") 2. Resolved as an ordinary resolution, that the authorized share capital be increased with effect immediately after the Share Capital Reorganization taking effect FROM US$50,000 divided into (a) 400,000,000 class A ordinary shares of a par value of US$0.0001 each and (b) 100,000,000 class B ordinary shares of a par value of US$0.0001 each TO US$1,000,000 divided into (a) 9,900,000,000 class A ordinary shares of a par value of US$0.0001 each and (b) 100,000,000 class B ordinary shares of a par value of US$0.0001 each, by creation of an additional 9,500,000,000 class A ordinary shares of a par value of US$0.0001 each (the " Increase of Authorized Share Capital "). 3. Resolved as a special resolution, that the proposed second amended and restated memorandum and articles of association of the Company (the " Second Restated MAA "), the form of which is annexed as Exhibit A to the notice of EGM be adopted in their entirety and in substitution for and to the exclusion of the existing memorandum and articles of the Company with effect immediately after both the Share Capital Reorganization and the Increase of Authorized Share Capital taking effect. 4. Resolved as a special resolution, that subject to the Share Capital Reorganization, Increase of Authorized Share Capital and Second Restated MAA taking effect and the Company's receipt of the consent to repurchase and application for shares duly executed by RongDe Holdings Limited ("RongDe"), 54,790,000 Class A Ordinary Shares held by RongDe be repurchased by the Company in consideration of and out of the proceeds of the Company's new issuance of 54,790,000 Class B Ordinary Shares to RongDe. 5. Resolved as an ordinary resolution, that the extraordinary general meeting be adjourned to a later date or dates, if necessary. Authorized Signatures - Must be completed for your instructions to be executed. Please sign exactly as your name(s) appears on your account. If held in joint tenancy, all persons should sign. Trustees, administrators, etc., should include title and authority. Corporations should provide full name of corporation and title of authorized officer signing the Proxy/Vote Form. Signature (and Title if applicable) Date Date Signature (if held jointly)